SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RDA Microelectronics, Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

749394 102
(CUSIP Number)

 Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878−0600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Maurice Hoo, Esq. Orrick, Herrington & Sutcliffe 43/F, Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852-2218-9100
November 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

WP Microelectronics Holdings Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

British Virgin Islands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,000,000(1)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,000,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,000,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%(2)

14.	Type of Reporting Person (See Instructions)

CO

_______________________
(1) See Item 5.

(2) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 3 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Coolsand Holdings Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Cayman Islands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

0(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

0%

14.	Type of Reporting Person (See Instructions)

CO

_______________________
(3) As of November 19, 2012, Coolsand Holdings Co., Ltd. (“Coolsand”) no longer beneficially owns any ADS or Ordinary Shares of the Issuer.  Therefore, Coolsand is no longer a member of the group with the other Reporting Persons with respect to the securities of the Issuer and is no longer a reporting person on this Schedule 13D after the date hereof.

Page 4 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus Private Equity VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		84,356,461(4)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

84,356,461(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

84,356,461(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

29.2%(5)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(4) See Item 5.

(5) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 5 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus Netherlands Private Equity VIII I, C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Netherlands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		17,010,333(6)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

17,010,333(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,010,333(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.9%(7)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(6) See Item 5.

(7) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 6 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

WP-WPVIII Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,201,032(8)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,201,032(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,201,032(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.3%(9)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(8) See Item 5.

(9) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 7 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus International Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		83,599,194(10)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

83,599,194(10)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

83,599,194(10)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

28.9%(11)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(10) See Item 5.

(11) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 8 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus Netherlands International Partners I, C.V.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Netherlands

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		17,862,713(12)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

17,862,713(12)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,862,713(12)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

6.2%(13)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(12) See Item 5.

(13) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 9 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

WP-WPIP Investors L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,105,919(14)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,105,919(14)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,105,919(14)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%(15)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(14) See Item 5.

(15) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 10 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

WP-WPVIII Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,201,032(16)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,201,032(16)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,201,032(16)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.3%(17)

14.	Type of Reporting Person (See Instructions)

OO

_______________________
(16) See Item 5.

(17) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 11 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

WP-WPIP Investors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		15,105,919(18)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

15,105,919(18)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

15,105,919(18)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

5.2%(19)

14.	Type of Reporting Person (See Instructions)

OO

_______________________
(18) See Item 5.

(19) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 12 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652(20)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652(20)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652(20)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%(21)

14.	Type of Reporting Person (See Instructions)

OO

_______________________
(20) See Item 5.

(21) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 13 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus & Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652(22)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652(22)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652(22)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%(23)

14.	Type of Reporting Person (See Instructions)

PN

_______________________
(22) See Item 5.

(23) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 14 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Warburg Pincus LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

New York

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652(24)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652(24)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652(24)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%(25)

14.	Type of Reporting Person (See Instructions)

OO

_______________________
(24) See Item 5.

(25) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 15 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652(26)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652(26)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652(26)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%(27)

14.	Type of Reporting Person (See Instructions)

IN

_______________________
(26) See Item 5.

(27) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Page 16 of 23 Pages
CUSIP No. 749394 102

1.	Names of Reporting Persons.

Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

0

Number of	8.	Shared Voting Power
Shares
Beneficially		158,135,652(28)
Owned by Each
Reporting	9.	Sole Dispositive Power
Person With
0

	10.	Shared Dispositive Power

158,135,652(28)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,135,652(28)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

54.7%(29)

14.	Type of Reporting Person (See Instructions)

IN

_______________________
(28) See Item 5.

(29) Based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of November 19, 2012.

Pursuant to Rule 13d-2 promulgated under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on April 10, 2012 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).

This Schedule 13D is being filed by the Warburg Pincus Reporting Persons (as defined below) and Coolsand as a result of (i) the transfer of 15,000,000 Ordinary Shares from Coolsand to WP Microelectronics; (ii) the addition of WP Microelectronics as a Reporting Person; and (iii) the cessation of Coolsand as a Reporting Person.

Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

(a)           This Schedule 13D is being filed by (i) WP Microelectronics Holdings Ltd., a British Virgin Islands company (“WP Microelectronics”), (ii) Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”); (iii) Warburg Pincus Netherlands Private Equity VIII I, C.V., a company organized under the laws of the Netherlands (“WPVIII Netherlands”); (iv) WP-WPVIII Investors, L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.) (“WPVIII Investors”); (v) Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WPIP”); (vi) Warburg Pincus Netherlands International Partners I, C.V., a company organized under the laws of the Netherlands (“WPIP Netherlands”); (vii) WP-WPIP Investors L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany International Partners, K.G.) (“WPIP Investors” and, together with WP VIII, WPVIII Netherlands, WPVIII Investors, WPIP and WPIP Netherlands, the “Warburg Pincus Investors”); (viii) WP-WPVIII Investors LLC, a Delaware limited liability company (“WPVIII Investors LLC”), the general partner of WPVIII Investors; (ix) WP-WPIP Investors LLC, a Delaware limited liability company (“WPIP Investors LLC”), the general partner of WPIP Investors; (x) Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), the general partner of each of WP VIII, WPVIII Netherlands, WPIP and WPIP Netherlands, and the sole member of each of WPVIII Investors LLC and WPIP Investors LLC; (xi) Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners; (xii) Warburg Pincus LLC, a New York limited liability company (“WP LLC”), which manages each of the Warburg Pincus Investors; and (xiii) Messrs. Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and Co-President and Managing Member of WP LLC and who may be deemed to control the Warburg Pincus Investors, WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP and WP LLC.  WP Microelectronics, the Warburg Pincus Investors, WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons”.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Warburg Pincus Reporting Persons or any of their affiliates is the beneficial owner of any Ordinary Shares or ADS for purposes of Section 13(d) of the Exchange Act or for any other purpose.  Any disclosures herein with respect to persons other than the Warburg Pincus Reporting Persons are made on information and belief after making inquiry to the appropriate party.  The agreement among the Warburg Pincus Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act (the “Joint Filing Agreement”), dated November 19, 2012, is attached hereto as Exhibit 99.6.

As of November 19, 2012, Coolsand Holdings Co., Ltd., a Cayman Islands company (“Coolsand”) no longer beneficially owns any securities of the Issuer and will cease to be a Reporting Person on this Schedule 13D immediately after the filing of this Amendment No. 1.

(b)           The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons, including WP Microelectronics, is 450 Lexington Avenue, New York, New York 10017.  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of WP Microelectronics is set forth on Schedule I attached hereto, which is incorporated herein by reference.  The name, business address, present principal occupation or employment and citizenship of each general partner of WP and each member and managing director of WP LLC is set forth on Schedule II to the Original Schedule 13D, which is incorporated herein by reference.

(c)           The principal business of WP Microelectronics is that of investment holding.  The principal business of the Warburg Pincus Investors is that of making private equity and related investments.  The principal business of WPVIII Investors LLC and WPIP Investors LLC is acting as the general partner of WPVIII Investors and WPIP Investors, respectively.  The principal business of WP is acting as the managing member of certain entities including WP Partners.  The principal business of WP Partners is acting as general partner to certain private equity funds, including WPVIII, WPVIII Investors, WPIP and WPIP Investors, and as the sole member of WPVIII Investors LLC and WPIP Investors LLC. The principal business of WP LLC is managing certain private equity funds, including the Warburg Pincus Investors.  The principal business of each of Messrs. Kaye and Landy is acting as a Managing General Partner of WP and as a Co-President and

Managing Member of WP LLC.  The principal occupation of each of the directors and executive officers of WP Microelectronics is set forth on Schedule I attached hereto.  The principal occupation of each of the general partners of WP and the members of WP LLC is set forth on Schedule II to the Original Schedule 13D, and is incorporated herein by reference.

(d)           During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the directors, executive officers, general partners or members named on Schedule I attached hereto or on Schedule II to the Original Schedule 13D, respectively, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the directors, executive officers, general partners or members named on Schedule I attached hereto or on Schedule II to the Original Schedule 13D, respectively, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           WP Microelectronics is a company incorporated under the laws of the British Virgin Islands.  WP VIII, WPVIII Investors, WPIP and WPIP Investors are each limited partnerships organized under the laws of the State of Delaware. WPVIII Netherlands and WPIP Netherlands are limited partnerships organized under the laws of the Netherlands. WPVIII Investors LLC and WPIP Investors LLC are each limited liability companies organized under the laws of the State of Delaware. WP Partners and WP LLC are each limited liability companies organized under the laws of the State of New York. WP is a general partnership organized under the laws of the State of New York.  Messrs. Kaye and Landy are citizens of the United States of America and, except as otherwise indicated on Schedule I attached hereto and Schedule II to the Original Schedule 13D, each of the individuals referred to on Schedule I attached hereto and Schedule II to the Original Schedule 13D is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

On November 19, 2012, Coolsand transferred 15,000,000 Ordinary Shares of the Company previously held by Coolsand (the “Distributed Shares”) to WP Microelectronics for no consideration in connection with a distribution of liquidation proceeds to shareholders of Coolsand (the “Coolsand Distribution”).

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

The description of the Coolsand Distribution set forth in Item 3 herein is hereby incorporated by reference in this Item 4.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)           The percentages used herein are calculated based upon 289,326,142 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s Register of Members dated as of October 30, 2012.

WP Microelectronics is the direct holder of 15,000,000 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Distributed Shares. Such amount is convertible into 2,500,000 American Depositary Shares (“ADS”) of the Issuer. Each ADS of the Issuer represents six (6) Ordinary Shares of the Issuer.  The Warburg Pincus Investors own 100% of WP Microelectronics.  WP Microelectronics and each of the other Warburg Pincus Reporting Persons, by virtue of their relationships with each other, may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to share voting power, dispositive power and beneficial ownership of the 15,000,000 Ordinary Shares directly held by WP Microelectronics, as further described below.

WP VIII may be deemed to beneficially own 84,356,461 Ordinary Shares, representing approximately 29.2% of the outstanding Ordinary Shares, comprising of 69,356,461 Ordinary Shares directly held by WPVIII and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 14,059,410 ADS of the Issuer.

WPVIII Netherlands may be deemed to beneficially own 17,010,333 Ordinary Shares, representing approximately 5.9% of the outstanding Ordinary Shares, comprising of 2,010,333 Ordinary Shares directly held by WPVIII Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,835,055 ADS of the Issuer.

WPVIII Investors may be deemed to beneficially own 15,201,032 Ordinary Shares, representing approximately 5.3% of the outstanding Ordinary Shares, comprising of 201,032 Ordinary Shares directly held by WPVIII Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,533,505 ADS of the Issuer.

WPIP may be deemed to beneficially own 83,599,194 Ordinary Shares, representing approximately 28.9% of the outstanding Ordinary Shares, comprising of 68,599,194 Ordinary Shares directly held by WPIP and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 13,933,199 ADS of the Issuer.

WPIP Netherlands may be deemed to beneficially own 17,862,713 Ordinary Shares, representing approximately 6.2% of the outstanding Ordinary Shares, comprising of 2,862,713 Ordinary Shares directly held by WPIP Netherlands and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,977,118 ADS of the Issuer.

WPIP Investors may be deemed to beneficially own 15,105,919 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of 105,919 Ordinary Shares directly held by WPIP Investors and its shared beneficial ownership of all of the 15,000,000 Ordinary Shares directly held by WP Microelectronics. Such amount is convertible into 2,517,653 ADS of the Issuer.

WPVIII Investors LLC is the general partner of WPVIII Investors and may be deemed to beneficially own 15,201,032 Ordinary Shares, representing approximately 5.3% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPVIII Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,533,505 ADS of the Issuer.

WPIP Investors LLC is the general partner of WPIP Investors and may be deemed to beneficially own 15,105,919 Ordinary Shares, representing approximately 5.2% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares that WPIP Investors may be deemed to beneficially own as described above. Such amount is convertible into 2,517,653 ADS of the Issuer.

Due to their respective relationships with the Warburg Pincus Investors, WP Microelectronics and each other, each of WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy may be deemed to beneficially own, in the aggregate, 158,135,652 Ordinary Shares, representing approximately 54.7% of the outstanding Ordinary Shares, comprising of all of the Ordinary Shares directly held by the Warburg Pincus Investors and WP Microelectronics.   Such amount is convertible into 26,355,940 ADS of the Issuer. Each of WPVIII Investors LLC, WPIP Investors LLC, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares to which they do not have a pecuniary interest.  Each of the Warburg Pincus Investors, other than WP Microelectronics, disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Distributed Shares.  WP Microelectronics disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares other than the Distributed Shares.

(b)           Please see Items 7, 8, 9, 10, 11, and 13 of each cover sheet for each Warburg Pincus Reporting Person. Neither the present filing nor anything contained in this item 5 shall be construed as an admission that any combination of Warburg Pincus Reporting Persons constitutes a “group” for any purpose.  Each Warburg Pincus Reporting Person disclaims beneficial ownership of securities held by each other Warburg Pincus Reporting Person.

(c)           Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I attached hereto and Schedule II to the Original Schedule 13D during the sixty days before the date of this Schedule 13D.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Ordinary Shares is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           As of November 19, 2012, Coolsand no longer beneficially owns any securities of the Issuer and will cease to be a Reporting Person on this Schedule 13D immediately after the filing of this Amendment No. 1.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to include the following:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit 99.6, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

Item 7.    Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.6 – Joint Filing Agreement, dated November 19, 2012, among the Warburg Pincus Reporting Persons and WP Microelectronics, relating to the filing of a joint statement on Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  November 19, 2012

COOLSAND HOLDINGS CO., LTD.

By:  /s/ Julian Cheng
Name:  Julian Cheng
Title:    Director

WP MICROELECTRONICS HOLDINGS LTD.

By:  /s/ Julian Cheng
Name:  Julian Cheng
Title:    Director

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPVIII INVESTORS, L.P.
By: WP-WPVIII Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPVIII INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPIP INVESTORS L.P.
By: WP-WPIP Investors LLC, its General Partner
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPIP INVESTORS LLC
By: Warburg Pincus Partners LLC, its Sole Member
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact**

*  The Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on October 4, 2012, as an exhibit to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc.

**  The Power of Attorney given by Mr. Landy was previously filed with the U.S. SEC on October 4, 2012, as an exhibit to the Schedule 13D filed by Warburg Pincus Private Equity X, L.P. with respect to Primerica, Inc.

SCHEDULE I

Set forth below is the name, position and present principal occupation of each of the executive officers and directors of WP Microelectronics Holdings Ltd. (“WP Microelectronics”).  Except as otherwise indicated, the business address of each of such persons is c/o Warburg Pincus LLC ("WP LLC"), 450 Lexington Avenue, New York, New York 10017.

EXECUTIVE OFFICERS AND DIRECTORS OF WP MICROELECTRONICS

NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP MICROELECTRONICS, AND POSITIONS WITH THE OTHER REPORTING ENTITIES
Julian Cheng (1)	Director of WP Microelectronics; Member and Managing Director of WP LLC
Timothy J. Curt (2)	Director of WP Microelectronics; Partner of WP; Member and Managing Director of WP LLC
Tara E. O’Neill (2)	Director of WP Microelectronics; Vice President of WP LLC

(1)    Citizen of Hong Kong
(2)    Citizen of the United States

As of November 19, 2012